March 31, 2008


United States Securities and Exchange Commission
Attention:  Filing Room
450 Fifth Street N.W.
Washington, DC  20549

Re:  AMIDEX Funds, Inc., SEC File Number 811-09123.
     ----------------------------------------------

Dear Sir or Madam:

Enclosed for filing on behalf of the above referenced registered investment management company pursuant to Rule 17g-1 of the Investment Company Act of 1940 are the following:

(i) A copy of the Fidelity Bond Conditional Binder (the "Bond"), effective March 15, 2008 issued by the National Union Fire Insurance Company of Pittsburgh, PA for $300,000 insuring the Funds is attached under Exhibit 1;

(ii) A copy of the resolutions of a majority of Directors of the Board who are not "interested persons" of the Fund, approving the amount, type, form and coverage of the Bond is attached under Exhibit 2; and

(iii) Premium for the Bond have been appropriately paid from March 15, 2008 through the period ending March 15, 2009. Check number 3070 was issued on 03/27/2008 in the amount of $1,448.00.

If there are any questions regarding this filing, please contact the undersigned, at 610.666.1330.

Very truly yours,

/s/ Clifford A. Goldstein

Clifford A. Goldstein
President
enclosures

Exhibit 1
---------

MARSH                                        Marsh Affinity Group Services
                                             a service of Seabury & Smith, Inc.
                                             P.O. Box 14521
                                             Des Moines, IA 50306-4521

DATE of ISSUE: March 14, 2008

--------------------------------------------------------------------------------
CONDITIONAL BINDER                                      NO: 6214099
--------------------------------------------------------------------------------

Theodore Liftman Insurance, Inc.
101 Federal Street
Boston, MA 02110-1800
================================================================================
INSURED         Amidex Funds, Inc.

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INSURED BY:                          ANNUAL PREMIUM             EFFECTIVE DATE
                                     --------------             --------------
National Union Fire Insurance          $1,448.00             03/15/2008 12:01 AM
Company of Pittsburgh, PA

Insuring Agreement                        Limit                   Deductible
------------------                        -----                   ----------
C, D, E, F, G, J                        $300,000                    $5,000
  B, H, I, K                            $25,000                     $5,000
      A                                 $300,000                      $0

This Binder shall expire and be of no further force or effect on the earlier of the Binder Expiration date stated below or the date of issuance of said "policy".

If premium payment is not received prior to the expiration date of this binder, the binder is null and void and coverage will be cancelled back to the effective date of this binder.

BINDER EXPIRATION DATE: 05/04/08

Authorized Agent Signature /s/ Steven E Liston
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                                               [LOGO] Marsh & McLennan Companies

Exhibit 2
---------

                            Certificate of President
                               Amidex Funds, Inc.
                             Regarding Fidelity Bond


      The undersigned, being the duly elected, qualified and acting President of the Amidex Funds, Inc., a corporation under the laws of state of Maryland (the "Fund"), hereby certifies that attached hereto is a true and complete copy of resolution that was approved in substantially the form attached hereto by the Board of Directors of the Fund at a meeting held on January 30, 2008 at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

      IN WITNESS WHEREOF, the undersigned has executed this certificate as President of the said Fund on this 31st day of March, 2008.

                               Amidex Funds, Inc.

                               /s/ Clifford A. Goldstein
                               Clifford  A .Goldstein, President

                               Amidex Funds, Inc.

Minutes of the Meeting of the Board of Directors held on January 30, 2008

Approval of Fidelity Bond Coverage
----------------------------------
After discussion, upon motion duly made and seconded, it was unanimously:

RESOLVED, that the Board of Directors hereby approves the renewal of the Funds' Fidelity Bond Coverage provided by National Union Fire Insurance Company of Pittsburgh, PA under policy # 6214099 in the amount of $300,000 and authorizes payment of the Funds' proportionate share of the premium.